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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14394

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/15_____ AND ENDING __12/31/15_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Trust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1244 119th Street
_____
                            (No. and Street)

Whiting   Indiana   46394
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward McCabe   732-713-5023
_____
                                                   (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Kirk W. Mrazek, CPA
_____
                (Name - *if individual, state last, first middle name*)

9501 W 144th Place - Suite 104   Orland Park   Illinois   60462
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    X   Certified Public Accountant-PCAOB Registered

    ☐   Public Accountant

    ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Daniel O'Halloran_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___American Trust Investment Services, Inc._____,

as of ___December 31_____, 2015_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner. proprietor. principal officer or director has any proprietary interest in any account classified

solely as that of a customer, except as follows:

_____   _____

_____   _____

```
DENISE M. WANEK
NOTARY PUBLIC
SEAL
STATE OF INDIANA
LAKE COUNTY
MY COMMISSION EXPIRES JULY 9, 2017
```

_____
Signature

Chief Operating Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page
X (b) Statement of Financial Condition.
  · (c) Statement of Income (Loss).
    (d) Statement of Cash Flows
    (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
    (f) Statement of Changes in Liabilities subordinated to claims of creditors.
    (g) Computation of Net Capital.
    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
    (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation
    (m) A Copy of the SIPC Supplemental Report.
    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

American Trust Financial Services, Inc.

Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2015

Kirk W. Mrazek
Certified Public Accountant
9501 W. 144th Place-Suite 104
Orland Park, Illinois 60462
708-966-2651

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Trust Financial Services, Inc.

We have audited the accompanying statement of financial condition of American Trust Financial Services, Inc. as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of American Trust Financial Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Trust Financial Services, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Kirk W. Mrazek CPA

Orland Park, Illinois
February 12, 2016

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 118,733
Receivable from clearing broker/dealers	60,033
Brokerage account money markets position	265,654
Securities owned, at fair value	14,206
Furniture, equipment and leasehold improvements, at cost, net of $23,366 accumulated depreciation	-
Other assets	1,525
TOTAL ASSETS	**$ 460,151**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 50,805
Commissions payable	52,633
Investment banking payable	185,000
Accrued payroll taxes	990
Total Liabilities	**$ 289,428**

SHAREHOLDER'S EQUITY

Common stock, no par value, 100 shares authorized, issued and outstanding	$ 45,000
Additional paid in capital	63,800
Retained earnings	61,923
Total Shareholder's Equity	**$ 170,723**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 460,151**

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968 as Peerson & Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation – Depreciation of furniture, equipment and leasehold improvements is provided for using the straight-line method over five years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Corporation is a C Corporation for income tax purposes. As of December 31, 2015, the Company had a net operating loss carryforward of approximately $40,660.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value $325,687 in money market funds included in Receivable from clearing broker/dealers and Brokerage accounts combined, and $14,206 in equity securities owned on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2015, the Company's net capital and required net capital were $161,346 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 179.38%.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 5 - RELATED PARTY TRANSACTIONS

CCIG Acquisition Company, LLC ("CCIG") was the sole shareholder through December 31, 2015. As of December 31, 2015, the company had no receivables or liabilities with CCIG.

NOTE 6 - LEASE COMMITMENTS

The Company leases office space at an amount of $650 per month through June 2017. Minimum lease payments for the year ended December 31, 2015 was 7,800 which had been met; for the year ended December 31, 2016 and 2017 are $7,800 and $3,900 respectively.

NOTE 7 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In order to facilitate securities transactions, there is a secondary clearing agreement (Tri-Party agreement) among LaSalle St. Securities, L.L.C. ("Primary Correspondent"), the Company ("Secondary Correspondent"), and National Financial Services, LLC. The new Clearing Broker/dealer (NFS) has accepted the introduction of brokerage accounts of Secondary Correspondent through Primary Correspondent and to provide to such accounts the Clearing Services provided to the other accounts introduced to NFS by Primary Correspondent pursuant to the Clearing Agreement. The Secondary Correspondent is willing to indemnify, defend, and hold harmless Primary Correspondent and NFS for losses incurred by Primary Correspondent or NFS, respectively, in connection with all accounts introduced by Secondary Correspondent to NFS through Primary Correspondent. The Secondary Correspondent is not required to have a deposit with the Primary Correspondent or NFS. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company had a prior clearing agreement which expired in July 2013. As of December 31, 2015, the Company still has a deposit of $5,940 with the previous Clearing Broker/dealer.